UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

Golden Ocean Group Limited
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)

G39637106
(CUSIP Number)
Frontline 2012 Ltd. Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM 08 Bermuda +1(44)12984348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline 2012 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*2,114,129

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*2,114,129

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*2,114,129

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.20%

14.	TYPE OF REPORTING PERSON

CO

* Frontline 2012 Ltd.received its Common Shares as compensation pursuant to the Acquisition Agreement (as described in Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in Schedule 13D/As filed on October 9, 2014 and March 25, 2015).  On June 26, 2015, Frontline 2012 Ltd.made a distribution of 75,385,871 Common Shares as a dividend in kind (the "Dividend") to all of its shareholders as of June 15, 2015 (as further described in Item 3 below).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,753,135

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*3,753,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,753,135

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

CO

* Franklin Enterprises Inc. can be deemed to own 3,753,135 Common Shares that are issuable upon conversion of certain notes under the Bond Agreement (the "Bond Shares," as described in the Schedule 13D/A filed on April 28, 2015) which can be converted at an exercise price of $19.93 per Common Share.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*76,550,251

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*76,550,251

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*76,550,251

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.3%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited is the largest shareholder in Frontline 2012 Ltd., holding approximately 59% of its issued and outstanding shares. As such, in addition to its current  holdings of Common Shares and the 46,083,868 Common Shares Hemen Holding Limited received from the Issuer on June 26, 2015 as part of the Dividend, it may also be deemed to beneficially own the 2,114,129 Common Shares that Frontline 2012 Ltd. beneficially owns.

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*80,303,386

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*80,303,386

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*80,303,386

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and Franklin Enterprises Inc. As such, it may be deemed to beneficially own the Common Shares held by Hemen Holding Limited including the 46,083,868 Common Shares Hemen Holding Limited received from the Issuer on June 26, 2015 as part of the Dividend, the 2,114,129 Common Shares that Frontline 2012 Ltd. beneficially owns and the 3,753,135 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*80,303,386

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*80,303,386

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*80,303,386

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen, who serves as a Director for Frontline 2012 Ltd., for the benefit of his immediate family members (the "Trusts"). The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and Franklin Enterprises Inc. As such, C.K. Limited may be deemed to beneficially own the Common Shares held by Hemen Holding Limited including the 46,083,868Common Shares Hemen Holding Limited received from the Issuer on June 26, 2015 as part of the Dividend, the 2,114,129 Common Shares that Frontline 2012 Ltd. beneficially owns and the 3,753,135 Common Shares convertible from certain notes held by Franklin Enterprises Inc. pursuant to the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015).

CUSIP No.	G39637106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

68,745

8.	SHARED VOTING POWER

*80,303,386

9.	SOLE DISPOSITIVE POWER

68,745

10.	SHARED DISPOSITIVE POWER	[_]

80,303,386

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*80,372,131

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 80,372,131 shares of common stock, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited (the "Issuer") through his indirect influence over Hemen Holding Ltd., Greenwich Holdings Ltd., and Franklin Enterprises Inc., the shares of which are held in the Trusts and his ownership of 68,745 vested options each representing one Common Share (the "Option Shares," as described in the Schedule 13D/A filed on April 28, 2015). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr.Fredriksen disclaims beneficial ownership of the 80,303,386 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 80,303,386 Common Shares.

CUSIP NO. G39637106
Item 1. Security and Issuer

This Amendment No. 4 is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on May 5, 2014 (the "Schedule 13D"), as amended on October 9, 2014, March 25, 2015 and April 28, 2015, with respect to the Common Shares, par value $0.01 per share (the "Common Shares") of Golden Ocean Group Limited, formerly known as Knightsbridge Shipping Limited, a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

Item 2(a) – (c) and (f) of Schedule D is hereby amended and restated to read as follows:

(a),(f)	The persons filing this statement are Frontline 2012 Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Franklin Enterprises Inc., a company incorporated in Liberia ("Franklin"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, and Franklin, are the "Reporting Persons").
(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of Franklin is c/o Georgina Sousa at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda..

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)	The principal business of Frontline is acting as a ship owning and investment company. The principal business of Hemen, Greenwich and Franklin is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 61.1% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Franklin. The principal business of C.K. Limited (the "Trusts") is acting as trustees of various trusts established by John Fredriksen (who serves as a Director of Frontline) for the benefit of his immediate family members. The Trusts are the owners of Greenwich. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, Franklin and C.K. Limited are reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr.Fredriksen is also the President, Director and Chairman of the Board of Seadrill Limited; Chairman, President, Chief Executive Officer and a Director of Frontline Ltd.; and Director of Golden Ocean Group Limited.

Harald Thorstein	Director
Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr.Thorstein has also served as a director of Seadrill Partners LLC since 2012 and is a director of Deep Sea Supply Plc., North Atlantic Drilling Ltd. and Northern Offshore Limited.

Cecile Fredriksen	Director	Ms. Fredriksen is a citizen of Norway. Her principal occupation is serving as a Director of Frontline.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms.Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Her principal occupation is serving as Director and Secretary of Frontline, and she also serves as a Director of Frontline Ltd. and Golden Ocean Group Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's directors is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr.Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Franklin's directors is set forth below. Franklin does not have any executive officers.

Georgina Sousa	Director	Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Colleen Simmons	Director	Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Demetrious Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 26, 2015, Frontline made a distribution of 75,385,871 Common Shares as a dividend in kind (the "Dividend") to all of its shareholders as of June 15, 2015(the "Record Date").  Each shareholder of Frontline as of the Record Date holding 3.2142 or more shares, received one (1) Common Share for every 3.2142 shares of Frontline held by such shareholder, rounded down to the nearest whole share.  Each Frontline shareholder holding less than 3.2142 shares of Frontline 2012 Ltd. received a cash dividend (the "Cash Dividend").  Frontline did not distribute fractional shares.  As part of the Dividen, Hemen received 46,083,868 Common Shares.

Item 4. Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(d)	As of the date hereof, Frontline may be deemed to be the beneficial owner of 2,114,129 Common Shares, constituting 1.2% of the outstanding Common Shares, based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,114,129 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,114,129 Common Shares. The 2,114,129 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and the Second Acquisition Agreement (as described in the Schedule 13D/As filed on October 9, 2014 and March 25, 2015), each of which were privately-negotiated transactions. Many these shares were distributed to Frontline's shareholders as part of the Dividend (as described in the Item 3 above).

As of the date hereof, Franklin may be deemed to be the beneficial owner of 3,753,135 Common Shares, constituting 2.1% of the outstanding Common Shares, based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Franklin has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,753,135 Common Shares. Franklin has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,753,135 Common Shares. The 3,753,135 Common Shares beneficially owned by Franklin are issuable upon conversion of certain notes at an exercise price of $19.93 per Common Share pursuant to the Bond Agreement.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 76,550,251 Common Shares, constituting 43.3% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The 76,550,251 Common Shares includes Frontline's 2,114,129 Common Shares (as described in Item 2(c)). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 76,550,251 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 76,550,251 Common Shares.

As of the date hereof, Greenwich, through Hemen and Franklin (as described in Item 2(c)), may be deemed to be the beneficial owner of 80,303,386 Common Shares, constituting 45.5% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 80,303,386 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 80,303,386 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c)), may be deemed to be the beneficial owner of 80,303,386 Common Shares, constituting 45.5% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 80,303,386 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 80,303,386 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 80,372,131Common Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts and his ownership of 68,745 vested options each representing one Common Share, constituting 45.5% of the Common Shares based upon 176,497,517 Common Shares outstanding, which includes the Bond Shares and the Option Shares. The beneficiaries of the Trusts are certain members of Mr.Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 80,303,386 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 80,303,386 Common Shares.

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Except for the Acquisition Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and the Second Acquisition Agreement, the Addendum, the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Frontline does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Except for the Subscription and Settlement Agreement and the Registration Rights Agreement (as described in the Schedule 13D filed on May 5, 2014), and the Second Registration Rights Agreement and the Voting Agreement (as described in the Schedule 13D/A filed on March 25, 2015), Hemen does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Except for the Bond Agreement (as described in the Schedule 13D/A filed on April 28, 2015), Franklin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Greenwich and C.K. Limited do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2015
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director/Secretary
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredrisken (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated July 6, 2015, relating to the Common Shares, par value $0.01 per share of Golden Ocean Group Limited shall be filed on behalf of the undersigned.

July 6, 2015
(Date)

Frontline 2012 Ltd.
By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director Secretary
Hemen Holding Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Franklin Enterprises Inc.
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredrisken (Name)